FORM 10-SB
     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
      ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                         EXCHANGE ACT OF 1934


                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                      MEDCARE TECHNOLOGIES, INC.
        (Exact name of registrant as specified in its charter)


     DELAWARE                                     87-0429962B
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)


Suite 1408 -- 400 Burrard Street,
Vancouver, BC, Canada                             V6C 3G2
(Address of principal executive offices)          (Zip Code)


Registrant's telephone number, including area code: (604) 643-1765

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                          Name of each exchange on
     to be so registered                          which each class is to
                                                  be registered

     Common Stock                                 None
     $0.001 par value

Securities to be registered pursuant to Section 12(g) of the Act:

                  100,000,000 Shares of Common Stock,
                       including 800,000 options
                  1,000,000 Shares of Preferred Stock



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                           TABLE OF CONTENTS

                                                                   PAGE
COVER PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

TABLE OF CONTENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . .2

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

     DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . . . .3

     DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . . . 13

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES . . . . . 14

     REMUNERATION OF DIRECTORS AND OFFICERS. . . . . . . . . . . . . . 16

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS. . . 16

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS . . . . 17

     SECURITIES BEING OFFERED. . . . . . . . . . . . . . . . . . . . . 17

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS . . . . . . . . . . . 18

     LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . 19

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS . . . . . . . . . . 19

     RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . . . 19

     INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . 20

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

     FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . 20

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

     INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . 20

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21



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                                PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.   Description of Business

     MedCare Technologies, Inc. (the "Company") is a developmental stage company. The Company, formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., in the State of Utah on January 17, 1986, with an authorized capital of 50,000,000 common shares with a par value of $0.001 for the purposes of raising capital in order to seek business opportunities believed to hold potential for profit. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware corporation. According to the terms of this plan, Multi-Spectrum Group, Inc., a Delaware corporation, and Santa Lucia Funding, Inc., a Utah corporation, merged into Santa Lucia Funding, Inc., a Utah corporation, which then changed its name to Multi-Spectrum Group, Inc. The outstanding shares of Multi-Spectrum Group, Inc. were converted into common shares of Santa Lucia Funding, Inc. at the exchange rate of 55,305 shares of Santa Lucia for each common share of Multi-Spectrum then issued and outstanding. In addition, the number of common shares authorized was increased from 50,000,000 to 100,000,000 with the par value remaining at $0.001. On November 13, 1992, the Company issued 8,772,800 shares of its Common Stock to Group of Five, Inc. in exchange for services rendered. The Company was inactive during the period from February 1990 to August 1995, at which point the Company acquired the MedCare program for treating incontinence.

     On August 11, 1995, a reverse split of the common stock by a ratio of one new for 1,200 old was effected, with the par value remaining at $0.001. This reduced the total number of shares issued and outstanding to 58,519. On August 14, 1995, the Company acquired MedCare Technologies Corporation, a Nevada corporation, as a wholly-owned subsidiary in exchange for 2,000,000 shares of the Company's common stock, for a total value of $300,000. This transaction was completed in order to acquire the MedCare UI System, a method for treating urinary incontinence without the use of drugs or surgery. On August 25, 1995, the Company approved an increase in the authorized capital to 101,000,000 shares of stock, comprised of 100,000,000 common shares with a par value of $0.0001 per share and 1,000,000 preferred shares with a par value of $0.25 per share, and approved a name change to MedCare Technologies, Inc.

     On August 15, 1995, the Company authorized in a Private Placement Memorandum, pursuant to Regulation D, Rule 504, offering 4,200,000 shares of its common stock at a price of $0.15. This offering was conducted in order to raise money for research and development on the MedCare UI System and was broken down as follows: $300,000 for public relations and advertising, $155,000 for market research and development, $45,000 for consulting, $25,000 for miscellaneous expenses and $75,000 as a cash reserve. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

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     On October 1, 1995, the Company's wholly owned subsidiary, MedCare
Technologies Corporation, acquired 100% of Manon Consulting Ltd., an Alberta, Canada, corporation, for a nominal value from its owners, Diane Nunzianto, a MedCare Technologies, Inc. director and Philip Tolley and Mel Tolley. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on June 20, 1996 and completed on August 15, 1996. This offering was for 50,000 shares of common stock at $4.75 per share for a total offering of $237,500. The proceeds from this offering were used for equipment purchase, advertising and marketing, and working capital.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on November 18, 1996 and completed on December 24, 1996. This offering was for 56,000 shares of common stock at $4.50 per share for a total offering of $252,000. The proceeds from this offering were used for equipment purchases, advertising and marketing and working capital.

     Narinder Thouli, a member of the Board of Directors, resigned on November 1, 1996. He resigned for personal reasons and did not have any disagreements with the Company. On October 4, 1996 a migratory merger was completed changing the Company's domicile from Utah to Delaware.

     The going concern opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to Part F/S, is as follows:

     "The Company is a Developmental Stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability as a going concern.
     The Company's ability to continue as a going concern is dependent upon a successful purchase and financing of a business and its ability to establish itself as a profitable business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

     The MedCare program is a multi-modality program based primarily on behavioral techniques for treatment. These techniques include biofeedback using electromyography (EMG), pelvic floor muscle exercises and bladder and bowel re-training. The program is designed to activate and strengthen the various sensory-response mechanisms that maintain bladder and bowel control. The therapy is provided through computerized instrumental electromyography biofeedback and is based

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on operant conditioning strategies whereby specific physiological responses are progressively shaped, strengthened and coordinated. All patients entering the MedCare treatment program are initially evaluated by a physician and a biofeedback clinician whose expertise is in bladder and bowel control.

     The MedCare program is individualized for each patient's needs and circumstances. It focuses on their clinical, cognitive, functional and residential status to produce a comprehensive program for bladder and bowel disorder sufferers. These terms may be defined as follows:

Clinical -- The MedCare program works with patients with a primary diagnosis of pelvic floor muscle weakness or spasm. The secondary diagnosis is usually urinary incontinence, fecal incontinence, pelvic pain, constipation, etc. In addition, other secondary diagnosis could be MS, Parkinson's disease, incomplete spinal cord injury, diabetes, CVA, Spina Bifida, IBS, Imperforated Anus, Hirschbrung's disease, child birth injury, etc.

Cognitive -- The MedCare program works with cognitive functions ranging from normal to moderately impaired. The patient must be able to follow directions, cooperate with the treatments and respond to written and verbal cueing. Biofeedback therapy, which is part of MedCare's program, has been shown to be successful in the treatment of incontinence in patients with traumatic brain injury as long as they can meet the above requirements.

Functional -- The MedCare program works with patients on a variety of functional levels from normal to moderately impaired. The only thing that must be largely intact is the nerves that go to the pelvic floor and the pelvic floor muscles themselves. For example, the program will work for incomplete spinal cord patients as long as the nerves and muscles are intact, and not for patients who have complete spinal cord injuries.

Residential -- The patients who come to the MedCare program are all outpatients. At present, the MedCare program does not go to the patients' homes, provide in-patient hospital treatment or in-patient residential programs.

The fundamental goals for the MedCare program, as they relate to bladder and bowel function, are:

* Increase the strength and tone of the pelvic floor muscles that prevent incontinence;
*    Augment the motor efficiency of the striated pelvic floor muscles;
* Enhance sensory-response systems that trigger motor activity which prevent or limit incontinence;
* Decrease abnormal motor substitutions that are ineffective in preventing incontinence;
* Re-establish normal muscle activity which may contribute to voiding and defecation dysfunction;
* Provide patients with strategies that establish normal bowel and bladder habits; and
*    Reduce incontinence and symptoms of urgency and frequency.

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     To reach these goals, the MedCare program may use the following treatments or procedures:

*    Biofeedback using electromyography;
*    Bladder ultrasound;
*    Aerodynamicist;
*    Electrical stimulation of the pelvic floor muscles;
*    Anorectal Manometry;
*    Weighted vaginal cones;
*    Rectal pressure balloons;
*    Pelvic floor muscle exercises;
*    Various behavioral programs for bladder and bowel re-training; and
* Behavioral strategies and home programs which generalize gains made within each treatment session to the patient's life situation.

     The following disorders respond to this treatment:

URINARY DYSFUNCTION

*    Stress incontinence;
*    Urge incontinence;
*    Mixed stress and urge incontinence;
*    Bladder disorders secondary to neurologic disorders;
*    Urinary frequency and urgency;
*    Hyperactive or dissynergic sphincters; and
*    Pelvic floor muscle strengthening prior to bladder suspension surgery.

BOWEL DYSFUNCTION

* Fecal incontinence, idiopathic, or due to muscle or nerve damage from obstetrical trauma, or surgery;
* Disordered defecation caused by excessive spasm or activity of the pelvic floor muscles; i.e., constipation, acquired megacolon;
* Bowel disorders secondary to neurologic disorders; i.e., CVA (stroke), incomplete spinal cord injury, multiple sclerosis, spina bifida, etc.;
*    Hirschbrung's disease;
*    Irritable bowel syndrome; and
* Adjunct to surgical procedures such as muscle transpositions, ostomy reversal surgeries, anal spincteroplasty and imperforated anus.

PELVIC FLOOR DISORDERS

*    Levator ani syndrome;
*    Perineal descent syndrome; and

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*    Spastic floor syndrome.

Admission to the MedCare Program

     Admission to MedCare's program is by a physician's order for pelvic floor muscle strengthening or pelvic floor muscle spasm. The referral may come from a physician who has completely evaluated the patient and has determined that EMG biofeedback therapy in conjunction with behavioral programs is a reasonable treatment for the patient. The referral may also come from a physician who would like more assessment of the patient. In that case, the patient would be referred to the physician working with MedCare's program for evaluation to see if he or she is an appropriate candidate for EMG biofeedback therapy. A patient can also self-refer to the MedCare program, but must first be evaluated by the physician working with MedCare's program to see if the individual is an appropriate candidate for treatment. The cost of the MedCare program is covered by most insurance companies and by Medicare.

Course of Treatment

     The MedCare program begins by having the clinician (a licensed and registered physical therapist, occupational therapist or nurse) review the patient's medical history. The clinician then conducts an in-depth verbal interview with the patient regarding his or her bladder or bowel dysfunction. A patient diary is then given to the patient to fill out for a week at a time to keep track of their symptoms better. This diary is reviewed each visit and helps to track patient progress and improvement.

     The patient then undergoes a physical assessment, which varies according to the patient's disorder and symptoms. In the case of bladder dysfunction, the physical assessment may include EMG measurements of the pelvic floor showing baselines, maximum contraction/relaxation and degree of maladaptive abdominal substitution with attempts at pelvic floor muscle contraction. A bladder scan, catheterization or aerodynamicist may also be done. These help to evaluate the patient's post-void residual volumes, bladder compliance, presence of uninhibited bladder contractions and sensation related to increasing levels of bladder infusion.

     In the case of bowel dysfunction, the physical assessment consists of EMG measures of the pelvic floor muscles showing baselines, maximum contraction/relaxation, degree of maladaptive abdominal substitution with attempts at pelvic floor muscle contractions and the ability to relax with defecation maneuvers. Anal manometry may also be done to show the dynamic characteristics of the pelvic floor, coordination and synchrony of the internal and external anal sphincters and sensation in response to varying degrees of rectal distention.

     After the evaluation identifies the patient's dysfunctional motor patterns, the MedCare treatment program is then individualized to include the modalities that will be used and a home exercise program. At each consecutive treatment session the patient's progress is reviewed, new

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goals are set and the patient's program is changed to accommodate their current situation and symptoms.

Length of Treatment

     Initial treatment sessions are usually one hour in length at one week intervals, with the inter treatment interval increasing thereafter for most ambulatory non-neurological compromised outpatients. As a result, most patients will be seen over a three- to four-month period, with an average of six to eight treatment sessions. MedCare's program relies on patients following a specific individual home exercise program that is updated during each treatment session. If, however, the patient's condition demands more intensive therapy (i.e., neurologic disorders, cognitive dysfunction or pediatric patients) or if the patient's ability to perform the home program is compromised, the treatment sessions may need to be scheduled more frequently and over a longer period of time.

Contradictions to Treatment

     The most significant contradiction to MedCare's program is the patient's lack of motivation, inability to follow directions and failure to remember to do the home exercise program. Since each patient is carefully and thoroughly assessed and is followed closely, however, the clinician can determine within just a few sessions if the patient will benefit from the program or not. If the patient is found to be inappropriate for therapy, other methods of treatment will be offered, such as regular toileting or adaptive equipment. In addition, the evaluating physician may also determine contradictions to therapy such as anatomic obstruction, severe descensus, prolapse or severe neurologic disorder.

Effectiveness of the MedCare Program

     The value and effectiveness of neuromuscular re-education therapy and behavioral techniques has been well documented by many notable and respected researchers. Studies in the various applications of biofeedback
(EMG), combined with behavioral treatments, report a range of 54% to 95% improvement in incontinence across different patient groups. The researchers of one such study were able to obtain a mean 82% reduction in stress incontinence and a range of 30% to 100% reduction in urge incontinence. With regard to fecal incontinence with various age groups, including



_______________

     1    Burtio KL, Whitehead WE & Engle BT. "Urinary incontinence in the elderly: bladder/sphincter biofeedback and toileting skills training." ANNALS OF INTERNAL MEDICINE. 103(1985): 507-515.

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geriatric patients and children with spina bifida, reports indicate a range of 66% to 77% using behavioral and neuromuscular re-education techniques.

     Combined analyzes of 22 articles that dealt with behavioral techniques in community-dwelling adults were reviewed by a subcommittee of behavioral experts and then by external reviewers. The number of patients (both male and female) studied in the combined analyzes was 887, with an average age of 53 years. The number of baseline incontinent episodes ranged from 4 to 21 per week, per article, with an overall average of 6 per week. Based on the weighted combined data, the average percent reduction in incontinence frequency at the end of treatment was 64.6%, with a 95% confidence interval ranging from 58.8% to 70.4%.

     Successful application of behavioral treatment and neuromuscular re-education therapy using biofeedback is highly dependent on the knowledge and skill of the health care provider. This very important factor is the principle reason for such a wide percentage range in the studies mentioned above. In contrast, MedCare protocols are in-depth, standardized and comprehensive. All MedCare-trained clinicians receive training in every aspect of the treatment program, including familiarity with evaluation techniques, anatomic and physiologic correlates of the different forms and symptoms of bladder dysfunction, instrumentation and behavioral principles that guide the MedCare program for incontinence.

     At MedCare's developmental clinic in Calgary, Alberta, a study of randomly selected volunteers was conducted to rate the effectiveness of the program. Eighteen subjects with stress, urge or mixed incontinence were chosen with the approval of their physicians. There were 3 males and 15 females, with an average age of 64.6. The results of this study revealed a statistically significant reduction in incontinent episodes in the randomly selected patient population. Before the treatment program began, the subjects had an average of 5.5 incontinent episodes per day. After the treatment program, only 2 out of the 18 patients displayed any symptoms of incontinence -- representing an 89% success rate. A 12 month follow-up revealed no tendency for relapse.

     A study using a larger patient population base was conducted by Cheryl Aikey of Albany, New York. Out of 200 patients, ranging in age from 17 to 89 years of age, the study revealed an

_______________

     2    Engel, BT, Nikoomanesh P & Shuster MM. "Operant conditioning in the treatment of fecal incontinence." THE NEW ENGLAND JOURNAL OF MEDICINE. 290(1974): 646-649.

     3    Whitehead WE, Burgio KL & Engel BT.  "Biofeedback treatment of fecal incontinence in geriatic patients." JOURNAL OF MAERICAN GERIATRIC SOCIETY. 33(1985): 320-324.

     4    Wald A. "Biofeedback for neurogenic fecal incontinence: rectal sensation is a determinant of outcome." JOURNAL OF PEDIATRIC GASTROENTEROLOGY AND NUTRITION. 2(1983): 320-324.

     5    Urinary Incontinence Guideline Panel.  URINARY INCONTINENCE IN
     ADULTS: CLINICAL PRACTICE GUIDELINES.  AHCPR Pub 9-2-0038.  Rockville,
     MD: Agency for Health Care Policy & Research; PHS, HHS: March 1992.

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overall improvement rate of 77%.  The high success rate of MedCare's program, along with ample positive clinical evidence from other independent researchers, supports the Company's expectations that a conservative approach in treating incontinence will become the preferred treatment choice of all sufferers in the near future. At present, the only hindrance to this conversion of treatment modality (surgery, drugs and diapers being the current modalities of choice) is the ignorance of the patient population and the medical community -- few realize that an alternative treatment program exists at the present time.

Present Stage of Development

     The MedCare program is offered in conjunction with a urologist, obstetrician/gynaecologist, gastroenterologist and/or colon rectal surgeon in an existing private office, clinic or hospital setting. With the exception of costs relating to the purchase of EMG and bladder scan equipment (approximately $14,000) and the recruitment and training of nurse clinicians (approximately $6,000), this arrangement allows the Company to establish its program with minimal infrastructure costs. Once a nurse clinician has been recruited, usually through local newspaper advertisements or referral, a two week training program ensues, followed by on-going advanced training and development of skills specific to the treatment of patients using the MedCare program. One week prior to actual opening, an advertising program begins to inform potential patients that the MedCare program is available. A twelve month plan of operations is attached to this Form as Exhibit 9.

     At present, the Company has one operating clinic located at Suite 800-500 East Robinson, Norman, Oklahoma, 73071, under the direction of Dr. Michael M. Blue, a director of the Company. A second clinic opened in the fall of 1996. The second clinic is located at 4840 College Boulevard, Overland Park, Kansas, 66211-1601 and is under the direction of Dr. Herbert
C. Hodes. Additional locations are planned for New York, Florida, Texas, Colorado, Illinois and California in calendar 1997. To aid in the expansion, an experienced sales team consisting of ten representatives has been assembled to market the MedCare program to physicians. As compensation, each sales representative will receive consideration from the sale of equipment that MedCare uses in each of sites.

     All of the staff for these clinics will be registered nurses. The Company anticipates that the start-up costs per clinic will total $30,000, broken down as follows:

EMG Biofeedback Equipment                                      $14,000
Bladder Scan                                                    $6,000
Miscellaneous (furniture, office supplies, etc.)                $6,000
Training                                                        $5,000
                                                               -------
Total Start-Up Expenses                                        $30,000



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Regulatory Consideration

     Since the MedCare program is a multi-modality program based primarily on behavioral techniques for treatment using EMG biofeedback, pelvic floor muscle exercises and bladder and bowel re-training, the Company does not require any regulatory approvals from such agencies as the FDA. Additionally, since all MedCare sites are under the direct supervision of medical doctors, only approved insurance codes and procedures are used for Medicare, Medicaid and other private insurance companies.

     The Company has developed the MedCare UI System as a non-invasive (i.e., no catheters or other internally implanted devices), non-surgical, non-drug, cost effective way to significantly reduce or potentially eliminate many symptoms of urinary incontinence (UI). Compliance with Federal, Provincial and local environmental provisions will have no material effect upon the Company. To date, the Company has spent $155,000 on the development of medical protocols, advertising, equipment, and other research and development costs.

     Compared to alternative treatment options, the MedCare program is cost effective because the end result is the reduction or complete elimination of the most commonly found symptoms of urinary incontinence. The average patient suffering from urge or stress incontinence requires between six to eight treatments using the MedCare program. Since each treatment session is covered by most health insurance companies, upwards of 80% of the approximately $200 cost is paid for by insurance. The total cost to the patient is approximately $240 to $320 (20% of $1,200 to $1,600). In the case of absorbent products, for example, an average sufferer spends an estimated $1,500 to $1,800 each and every year just in order to contain the problem. The cost of surgical intervention is around $10,000.

     At present, there are only a few small incontinence clinics scattered across North America that use a combination of currently available non-invasive alternative treatment options to treat UI patients. Most, if not all, of these clinics have limited financial strength for adequate marketing and advertising, and operate only locally. The Company plans to market its own UI clinics through a combination of radio, TV, print, direct mail, seminars, doctor referral and guest interviews by Company representatives in the local media.

     There are two characteristics of the Company's operation which may have a material impact upon the Company's future financial performance: its reliance on insurance coverage for payment and referrals from gynaecologists, urologists, urogynaecologists and other medical professionals. Because the MedCare UI System is primarily based on EMG (electromyography) biofeedback, which is an approved service by Medicare, Medicaid and most commercial insurance companies and has been reimbursed for many years, insurance is expected to cover approximately $200 per patient treatment, with the average patient requiring 6 to 8 visits. Currently, the Medicare CPT cores (and approximate Medicare alowance) being used include 51784 -- EMG urethral/anorectal ($100), 90900 -- EMG biofeedback ($61), 97530 -- Therapeutic activities ($21) and 97750 -- Physical performance,

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test or measurement ($25) for a total reimbursement of $207.  Payments from
HMOs such as Aetna, Cigna and Humana are expected to range from 50% to 100% of the treatment costs. There can be no assurance, however, that such payments will be received by the Company. Due to the fact that the Company's treatment process is non-surgical and non-drug, however, it offers a lower cost treatment alternative and it is unlikely, therefore, that insurance coverage will change. Many medical professionals, moreover, advocate drugs or surgery as their preferred method of treatment for incontinent patients, primarily because they have been trained to do so and are financially motivated to offer surgery, drugs or other invasive treatment options. There is no guarantee that this will change in the future.

Competition

     MedCare's treatment program for incontinence directly competes with a number of different treatment modalities offered by medical practitioners, various collection and containment devices and a number of small "ma and pa"-type clinical operations. Competitive treatments include the following:

     SURGERY -- Surgery is an expensive and traumatic procedure which requires hospitalization. The outcomes of these delicate and complicated procedures often vary because the success depends on a number of factors. Unfortunately, the short term advantages of surgical intervention soon diminish over a period of time because of the body's intrinsic physiology -- much like an obese person's weight returning after being surgically removed if eating or exercise habits remain unchanged.

     ADULT DIAPERS -- Absorbent products, made popular in recent years, do nothing for the condition with the exception of containment, leave the sufferer with the problems of odor and dampness and contribute to skin breakdown and urinary tract infections. Current major competitors in the adult absorbent market include Kimberly-Clark Corp., Proctor & Gamble Co., Johnson & Johnson, Confab Technologies, Inc. and INBRAND Corp.

     DRUGS -- Drugs require continual, life-long usage and generally alleviate the symptoms in part but are seldom curative and carry the risk of adverse side effects, often affecting the cardiovascular and circulatory systems. Current major competitors in this market include Marion Merrel Dow, Ayerst Laboratories and Lederle Laboratories.

     CATHETERS -- Catheters are inserted into the bladder through the urethra in order to allow for the drainage of the bladder directly through a tube into a urine collection bag. Many experience the inconvenience of a long tube and collection bag and many suffer from certain medical conditions, such as urinary tract infections, arising from a continuously indwelling catheter. Current major competitors in the catheter/urine collection bag drainage system market include C.R. Bard, Inc., Kendall Co., Mentor Corp., ConvaTec Ltd. and Baxtor Technologies, Inc.

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     INJECTABLE MATERIALS -- Periurethral injections generally show promise when used in patients suffering from specific anatomical defects, principally intrinsic sphincteric deficiency. Unfortunately, this limits its use to around 10% of the UI population. Current major competitors in the market for surgical or implantable products for incontinence include American Medical Systems, Inc., C.R. Bard, Inc., Collagen Corporation, Mentor Corp. and Johnson & Johnson.

     MECHANICAL DEVICES -- Most mechanical devices, such as vaginal pessaries, diaphragm rings and other inflatable and non-inflatable devices, work by supporting the urethrovesical junction. Despite their wide availability, these products have not gained wide acceptance among UI sufferers. In addition to the difficulty of properly fitting patients with these devices, other potential adverse side effects include vaginal discharge and tissue erosion.

     IGNORANCE OF SUFFERERS AND THE MEDICAL COMMUNITY

     The greatest competition by far, however, comes from the ignorance of the marketplace. A significant number of incontinence sufferers do not seek medical guidance or treatment of any kind, either because they are too embarrassed, believe that their condition is a normal part of aging or bearing children or are not aware that a genuine medical treatment is available. Not only are most sufferers ignorant of the care and treatment options available for their condition, but so are a vast number of people in the medical profession. In fact, so few doctors are knowledgeable that the Agency for Health Care Policy and Research recommended that information regarding incontinence be included in the curricula of undergraduate and graduate health professional schools.

     Many medical professionals, such as urologists, gynaecologists or urogynaecologists, advocate drugs or surgery as their preferred choice of treatment for incontinent patients, primarily because they have been trained to do so and are financially motivated to offer surgery, drugs and other invasive treatment options.

     "MA & PA" CLINICS

     At present, there are a number of small incontinence clinics scattered across North America which use a combination of currently available non-invasive alternative treatment options to treat incontinent patients. Some of these clinics include small operations in Chicago and Milwaukee (The Continence Control Service), Southern Florida (Advantage Medical), Burbank, California (Continence Restoration Service, Edina, Minnesota (Urofitness Center) and Bryn Mawr, Pennsylvania (Uro-Rehab). In addition, Colorado-based First Choice for Continence, Inc. is attempting to form alliances with physicians by charging doctors a fee for a continence service. This program also requires the doctor to pay for all equipment, marketing and advertising charges and the salary of a nurse-practitioner.

     The Company and its subsidiaries have a total of 6 employees, of whom 4 are full-time.

Item 7.   Description of Property

     The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408 - 400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company's executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices consist of a mailing address, secretarial service and telephone answering service and are rented on a month-to-month basis for $160 per month, with no formal lease in place. The Company plans to rent an actual office for its managerial, clinical and clerical staff at this location in the future.

     The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Avenue, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately $300 per month (based on a fixed fee of $100 per patient completing treatment at the facility) and it operates on a month-to-month basis with no existing formal lease arrangement in place, nor contemplated. This clinic is a part-time facility being operated one day per week and has been used, in part, to develop the treatment and business protocols of the MedCare program. A nurse is employed on a part-time basis to treat patients suffering from incontinence using the MedCare program. Because the Canadian medical system does not allow third party reimbursement, only three patients are seen on an average monthly basis. While this facility has the capacity to treat a greater number of patients, the Company has chosen not to pursue a more aggressive advertising program which would draw a greater number of patients. Instead, the Company has chosen to concentrate its efforts on the U.S. marketplace.


Item 8.   Directors, Executive Officers and Significant Employees

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Harmel S. Rayat (AGE 35) PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Rayat is one of the co-developers of the MedCare UI System. Mr. Rayat has been in the venture capital industry since 1981 and since January 1993 has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. From January 1989 through December 1992 Mr. Rayat was the President and CEO of K.S. Rayat & Company, an investment banking and venture capital company, where he was responsible for research, due diligence and investment strategy in early stage, start-up venture capital investments. From April 1996 to the present he has been President and CEO of Hartford Capital Management, Inc., an investment management company where he is responsible for researching and making direct equity investment in emerging growth public corporations. Mr. Rayat has been a director of the Company since September 1995 and the President since June 18, 1996. Mr. Rayat is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board.

Valerie Boeldt-Umbright (AGE 31) DIRECTOR OF CLINICAL SERVICES, DIRECTOR. Mrs. Boeldt-Umbright is a registered nurse, with a Bachelors of Science degree in community health education from Northern Illinois University. With over two years of actual management experience in the day-to-day operation of the Incontinence Clinic in Chicago, Mrs. Boeldt-Umbright has supervised personnel, dealt with insurance and reimbursement matters, marketing and physician interaction and referrals. She has instructed patients in biofeedback for their pelvic floor muscles, established individualized neuromuscular reeducation programs, written new clinical protocols and articles for publication and has worked as a member of a university team to provide excellent care and medical treatment for patients. Ms. Boeldt-Umbright was a nurse insurance examiner in the PMI Division of Equifax Systems from October 1991 to September 1992. From June 1992 to July 1994 she was employed at the Premier Rehabilitation Center of Chicago, where she established a nursing and health education program and was the sole nurse responsible for traumatic brain injury and spinal cord injury clients. At this facility she also established a medication program and bowel/bladder programs, monitored vital signs and dressing changes, and taught inservices, training classes and health care classes for clients and staff. From March 1994 to September 1996 Ms. Boeldt-Umbright was the Manager of Incontinence Control Services. In this position she handled all manager responsibilities, including supervising personnel, insurance claims, marketing and physician interaction and referral, wrote articles for publication and assisted in research. She also explained biofeedback for incontinence and demonstrated techniques to visiting physicians, residents, nurses and fellows. Since March 1996, she has been a director of the Company and Director of Clinical Services. Her responsibilities include the continued development and refinement of the MedCare program and ongoing research, training of all clinicians, writing treatment protocols, training physicians, teaching biofeedback for incontinence, attending advanced conferences and writing articles.

Diane Nunziato (AGE 42) DIRECTOR. Ms. Nunziato has a Bachelors of Science and a Masters of Clinical Science from the University of Western Ontario, as well as numerous certifications in courses ranging from adult learning, clinical supervision and instruction, group dynamics, learning theories, and management. Ms. Nunziato has been instrumental in developing and refining the clinical protocols for the MedCare UI System and in structuring and organizing training courses, developing new teaching techniques and methods of presentation, quality assurance and evaluation of clinical and support staff and has in-depth knowledge of every aspect of establishing a clinical system, including marketing, billing, medical products and equipment, patient and physician interaction, and the training and supervision of personnel. Since July 1990 Ms. Nunziato has been one of 21 instructors internationally of the Hanen Resource Center, where she is responsible for the presentation of intensive adult learning certification courses offered in Canada, the United States and internationally, as well as evaluating other instructors in teaching styles and methods of presentation. Ms. Nunziato has been a director of the Company since November 1995.

Kundan S. Rayat (AGE 68) DIRECTOR/SECRETARY. Mr. Rayat has over 45 years of experience as an entrepreneur and owner of a diverse spectrum of businesses, ranging from automotive to heavy construction, on three different continents. Since 1985, Mr. Rayat has primarily devoted his time to venture capital, investing in numerous start up ventures, and provides seasoned senior management advice to emerging market companies as a consultant. He has been a consultant for K.S. Rayat & Company from January 1985 through the present, where he has been an early stage venture capital investor in numerous start-up ventures and a consultant to emerging market corporations. Mr. Rayat has been a director and the secretary of the Company since August 1995 and provides seasoned management advise on such matters as growth strategy, finance, marketing strategies and selection of personnel. He is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board. He is the father of Harmel S. Rayat, president of the Company.

Michael M. Blue, M.D. DIRECTOR. Dr. Blue is a Board-certified urologist who has practiced general urology in private practice for twenty years. He is a member of the American Medical Association, Oklahoma State Medical Association, South Central Urological Association and the American Urological Association. Dr. Blue joined the Board of Directors of the Company on August 15, 1996 and is responsible for supervising and continuing the development of all medical aspects of the MedCare program, as well as interacting and answering questions from other doctors within the MedCare system.

Item 9.   Remuneration of Directors and Officers

     The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal year ended December 31, 1995 and for the fiscal year which will end on December 31, 1996. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


                       Summary Compensation Table
-------------------------------------------------------------------------
Name and principal position        |    Year      |    Salary
--------------------------------------------------------------------------
                                   |              |
Harmel S. Rayat, President & CEO   |    1995      |    $2,500.00
Valerie Boeldt-Umbright, Director  |    1995      |    $43,500.00
Harmel S. Rayat, President & CEO   |    1996      |    $0.00
Valerie Boeldt-Umbright, Director  |    1996      |    $43,500.00
                                   |              |
-------------------------------------------------------------------------

     In fiscal 1995, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $46,000.00. Compensation of $43,500 will be paid executive officers and directors for services in fiscal 1996.


Item 10.  Security Ownership of Management and Certain Security Holders

     The following table sets forth, as of June 26, 1996, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.



-------------------------------------------------------------------------
       (1)                 (2)                  (3)               (4)
                  Name and address of   Amount and Nature       Percent
Title of Class      beneficial owner    of beneficial owner      of class
-------------------------------------------------------------------------

Common stock      Harmel S. Rayat            2,000,000           31.7%
                  5131 Highgate Street
                  Vancouver, B.C., V5R 3G9

Common stock      Directors and Officers     2,000,000           31.7%


Item 11.  Interest of Management and Others in Certain Transactions

     The Company maintains its executive offices on a shared basis with its President and Chief Executive Officer.

     On October 1, 1995, the Company acquired 100% of Manon Consulting Ltd. for nominal value. Diane Nunziato, a director of the Company, was a director and minority shareholder of Manon Consulting at the time of the transaction, which was approved by both boards after disclosure. The Company operates its Calgary clinic through Manon Consulting. Since Manon Consulting has no historical profitability and is partially responsible for the development of the MedCare program through Manon Consulting's clinical activities, the Company acquired Manon Consulting for nominal value. Manon Consulting's financial statements are attached for reference.


Item 12.  Securities Being Offered

PREFERRED STOCK

     The Company has 1,000,000 preferred shares authorized, with none issued at this time. The Board of Directors may issue the preferred shares from time to time in one or more series, each series to have voting rights, preference in dividends and in liquidation and such other rights, preferences and conditions as the Board of Directors may designate by an amendment to the Company's Articles of Incorporation by action duly adopted without shareholder action and shareholder action shall not be required thereof.

COMMON STOCK

     The Company has 100,000,000 common shares authorized. The Company has 500,000 shares reserved under its 1995 Stock Option Plan for issuance at $3.00 per share until December 31, 2001. The optionees and numbers of shares optioned are as follows:

               Harmel S. Rayat               150,000
               Bhupinder Mann*               100,000
               Ranijit Bhogal*               100,000
               Herdev S. Rayat*              100,000
               s reserved under its 1996 Stock Option Plan for issuance at $4.50 per share until June 20, 2001. None of these shares have been exercised. The optionees are as follows:

               Harmel S. Rayat               160,000
               Terry Johnston                60,000
               Valerie J. Boeldt-Umbright    40,000
               Dr. Michael M. Blue           40,000*

* These shares are for issuance at $5.00 per share until August 15, 2001.

     The Company has 500,000 shares reserved under its 1997 Stock Option Plan for issuance at $4.50 per share until November 18, 2001. None of these shares have been exercised. Only 200,000 of these shares have been assigned to directors and employees of the Company to date. These optionees are as follows:

               Valerie Boeldt-Umbright       100,000
               Terry Johnson                 20,000
               Michael M. Blue               60,000
               Nicole Alagich                10,000
               Charles Grahn                 10,000


                                PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

     The shares of the Company's stock are traded on the OTC Bulletin Board and the following have been the average High and Low prices for the times indicated:

                                               High            Low

July-September 1996                          $5.50          $4.50
April-June 1996                              $5.625         $4.625
January-March 1996                           $4.785         $4.25
October-December 1995                        $6.00          $3.785
July-September 1995                          $6.00          $0.02
April-June 1995                              $0.03          $0.02
January-March 1995                           $0.03          $0.02
October-December 1994                        $0.03          $0.02

Prior to this period, the Company traded as Multi Spectrum Group, Inc. and
traded between $0.02 and $0.03 per share for many years.   The jump in
share price during the period July-September 1995 from $0.02 to $6.00 is most likely attributable to the reverse split of the Company's stock which occurred during this time. Positive expectations from investors regarding the potential of the Company's prospects may also have attributed to the jump in share price.

     There are no outstanding warrants or convertible securities other than stock options currently outstanding.

     As of June 30, 1996 there were 143 registered shareholders in the Company. There are no dividend restrictions in the Company. Market makers who have posted bids or offers during the period July 1995 through June 1996 are as follows: Wilson Davis & Co., Inc., Paragon Capital Corp., Wein Securities Corp., Troster Singer Corp. and Niab Trading Corporation.


Item 2.   Legal Proceedings

     There are no legal proceedings pending or threatened against the Corporation.


Item 3.   Changes in and Disagreements with Accountants

     On August 21, 1995, the accounting firm of Jones, Thomas, Jenson and Associates was replaced by William L. Clancy, CPA, as the Company's independent accounting firm. There were and are no disagreements with Jones, Thomas, Jensen and Associates.


Item 4.   Recent Sales of Unregistered Securities

     On August 14, 1995, the Company acquired the MedCare UI system assets for 2,000,000 shares of the Company's common stock for a total value of $300,000. On August 15, 1995, the Company authorized in a Regulation D, Rule 504 Disclosure Memorandum the sale of 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

These sales were made to Canadian and American citizens and a Form D was filed. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services to Cambridge Capital Corporation of Grand Turk, Turks & Caicos Islands, British West Indies, for a total value of $75,000. Cambridge Capital provided $75,000 of consulting services, paid by issuing 25,000 restricted common shares of the Company at a deemed value of $3.00 per share. These consulting services included advice, consultation and recommendations regarding European, Asian and Middle Eastern markets for urinary and fecal incontinence. In addition, Cambridge Capital made several introductions to potential joint venture partnerships in Asia, as well as potential sources of clinical expansion capital.

     The Company has just completed, on August 15, 1996, an offering via a Private Placement Memorandum pursuant to Regulation D, Rule 504. This offering was for a total of 50,000 shares 4of common stock at an offering price of $4.75 per share for a total offering of $237,500.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on November 18, 1996 and completed on December 24, 1996. This offering was for 56,000 shares of common stock at $4.50 per share for a total offering of $252,000. The proceeds from this offering were used for equipment purchases, advertising and marketing and working capital.

Item 5.   Indemnification of Directors and Officers

     The officers and directors of the Company are indemnified as provided under the Delaware General Corporation Law. No additional indemnification has been authorized.

                               PART F/S
                         FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.


                               PART III
                           INDEX TO EXHIBITS

                                                                     PAGE
Exhibit 1:     Articles of Incorporation and Amendments*              E-2
Exhibit 2:     Bylaws (Still in effect)                              E-22
Exhibit 3:     Plan of Merger with Multi-Spectrum Group              E-52
Exhibit 4:     Board Meeting Minutes for Reverse Stock
                Split of 8/11/95                                    E-117
Exhibit 5:     Board Meeting Minutes for Increase in Capital
                of 8/25/95                                          E-120
Exhibit 6:     Acquisition Agreement for Assets of
                MedCare Corporation                                 E-122
Exhibit 7:     504 Memorandum of 8/31/95                            E-125
Exhibit 8:     504 Memorandum of 6/22/96                            E-140
Exhibit 9:     Certificate of Merger                                E-163
Exhibit 10:    Twelve Month Plan of Operations                      E-165
Exhibit 11:    504 Memorandum of 11/18/96                           E-166


*Original Articles II, III, V, VI, VII, VIII and IX and page E-19 Amendment to Articles are still effective.

                         FINANCIAL STATEMENTS

                               CONTENTS


     Independent Auditor's Report - - - - - - - - - - - - - -         F-3

     Consolidated Balance Sheets at December 31, 1995
          and 1994  - - - - - - - - - - - - - - - - - - - - -     F-4-F-5

     Consolidated Statements of Operations for the years
          ended December 31, 1995, 1994 and 1993- - - - - - -         F-6

     Consolidated Statements of Stockholders' Equity
          from Inception (January 17, 1986) Through
          December 31, 1995 - - - - - - - - - - - - - - - - -    F-7-F-10

     Consolidated Statement of Cash Flows for the years
          ended December 31, 1995, 1994 and 1993  - - - - - -   F-11-F-12

     Notes to Consolidated Financial Statements - - - - - - -   F-13-F-17

                           WILLIAM L. CLANCY
                     CERTIFIED PUBLIC ACCOUNTANTS

CENTRAL PLAZA
SUITE 890
4041 NORTH CENTRAL AVENUE                                  (602) 266-2646
P.O. BOX 16627 (85011-6627)                           Fax: (602) 266-2402
PHOENIX, ARIZONA 85012
                     INDEPENDENT AUDITOR'S REPORT

Board of Directors
MedCare Technologies, Inc. and Subsidiaries
Vancouver, B.C.

I have audited the accompanying consolidated balance sheets of MedCare Technologies, Inc. and Subsidiaries (A Development Stage Company) as of December 31, 1995, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedCare Technologies, Inc. and Subsidiaries (A Development Stage Company) as of December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a Development Stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principal operations have commenced, there have been no significant revenues. In addition, the Company does not presently have adequate financing to carry out its business plan. The financial at might result from the outcome of this uncertainty, as discussed in Note 1.

/s/ William L. Clancy
William L. Clancy, CPA

March 31, 1996

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

                      CONSOLIDATED BALANCE SHEET
                      December 31, 1995 and 1994

                                ASSETS

                                                      1995            1994

Current Assets
 Cash                                                $  44,975      $       0
 Accounts Receivable                                       640              0
                                                     ---------      ---------
 Total Current Assets                                   45,615              0

Property and Equipment, at Cost -- Note 2
 Office Equipment                                        4,103              0
 Medical Equipment                                      16,799              0
                                                     ---------      ---------
                                                        20,902              0
 Less Accumulated Depreciation                           8,575              0
                                                     ---------      ---------
 Net Book Value                                         12,327              0

Other Assets
 Organization Costs (Net of Amortization)                  188             50
 Intangible Assets --
    MedCare UI System - Note 3                         300,000              0
                                                     ---------      ---------
 Total Other Assets                                    300,188             50
                                                     ---------      ---------

Total Assets                                         $ 358,130      $      50
                                                     =========      =========














         The accompanying notes are an integral part of these
                         financial statements.
                                  F-4

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

                      CONSOLIDATED BALANCE SHEET

                      December 31, 1995 and 1994

                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                     1995            1994

Current Liabilities
 Accounts Payable                                   $     979      $       0
 Notes Payable - Officers - Note 4 & 5                 23,135              0
                                                    ---------      ---------
 Total Current Liabilities                             24,114              0

Total Liabilities                                      24,114              0

Stockholders' Equity
 Preferred Stock, $.25 Par Value
    1,000,000 Authorized; Issued
    And Outstanding, None                                   0              0

 Common Stock, Par Value $.001
    Authorized 100,000,000 shares;
    Issued and Outstanding, 6,300,185
    At December 31, 1995, and
    70,222,800 at December 31, 1994                     6,300         70,223
 Additional Paid In Capital                         1,060,776       ( 28,146)
 Deficit Accumulated During The
    Development Stage                                (733,060)      ( 42,027)
                                                    ---------      ---------
 Total Stockholders' Equity                           334,016             50
                                                    ---------      ---------

Total Liabilities and Stockholders' Equity          $ 358,130      $      50
                                                    =========      =========





         The accompanying notes are an integral part of these
                         financial statements.
                                  F-5

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

                 CONSOLIDATED STATEMENTS OF OPERATIONS

         For the Years Ended December 31, 1995, 1994 and 1993
                 And From Inception (January 17, 1986)
                       Through December 31, 1995


                                                                   Deficit
                              Year          Year        Year       Accumulated
                              Ended         Ended       Ended      During The
                              December      December    December   Development
                              31, 1995      31, 1994    31, 1993   Stage

Revenues                      $   1,729    $       0    $       0 $    1,729

Expenses
 General and
   Administrative               692,762            0            0    737,576
                              ---------    ---------    ---------  ---------

 Total Expenses                 692,762            0            0    737,576
                              ---------    ---------    ---------  ---------

Net Operating (Loss)           (691,033)           0            0   (735,847)
Other Income
 Interest Income                      0            0            0      2,787
                              ---------    ---------    ---------  ---------

Net Loss                      $(691,033)   $       0    $       0  $(733,060)
                              =========    =========    =========  =========

Net Loss Per Share$           $   (0.11)   $     NIL    $     NIL  $   (0.12)
                                   ====         ====         ====       ====










         The accompanying notes are an integral part of these
                         financial statements.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                       Through December 31, 1995

                                                                   Deficit
                                                                   Accumulated
                                                        Additional During The
                                   Common Stock         Paid In    Development
                               Shares       Amount      Capital    Stage

Balance --
 January 17,
 1986                                  0   $       0    $      0    $      0

Issued to
 officers and
 directors
 at $.002
 per share                     2,500,000       2,500       2,500

Issued
 pursuant to
 a public
 offering
 at $.01                       3,645,000       3,645      32,805

Cost of
 offering                                                 (7,946)

Net loss from
 Inception on
 January 17,
 1986 through
 December 31,
 1987                                                                  ( 316)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1987                          6,145,000       6,145      27,359       ( 316)

Escrow fee
 for public
 offering                                                 (  200)

Net loss year
 ended
 December 31,
 1988                                                                ( 1,030)
                                                                   ---------

Balance -
 December 31,
 1988                          6,145,000       6,145      27,159      (1,346)


            The accompanying notes are an integral part of
                      these financial statements.
                                  F-7

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                       Through December 31, 1995

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                   Common Stock         Paid In     Development
                               Shares       Amount      Capital     Stage

Net loss year
 ended
 December 31,
 1989                                                                (21,707)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1989                          6,145,000       6,145      27,159     (23,053)

Issuance in
 accordance
 with plan of
 merger with
 Multi-
 Spectrum
 Group, Inc.
 February 28,
 1990                         55,305,000      55,305     (55,305)

Net loss year
 ended
 December 31,
 1990                                                                (10,201)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1990                         61,450,000      61,450     (28,146)    (33,254)

Net loss year
 ended
 December 31,
 1991                                                                      0
                               ---------   ---------   ---------   ---------

Balance -
 December 31,
 1991                         61,450,000      61,450     (28,146)    (33,254)

Issued to
 Group of
 Five, Inc.
 November 13,
 1992                          8,772,800       8,773           0           0





            The accompanying notes are an integral part of
                      these financial statements.
                                  F-8

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                       Through December 31, 1995

                                                                   Deficit
                                                                   Accumulated
                                                       Additional  During The
                                   Common Stock        Paid In     Development
                               Shares       Amount     Capital     Stage

Net loss year
 Ended
 December 31,
 1992
 Unaudited                                                            (8,773)
                              ---------   ---------    ---------   ---------

Balance --
 December 31,
 1992                        70,222,800      70,223      (28,146)    (42,027)

Net loss year
 ended
 December 31,
 1993                                                                      0
                              ---------   ---------    ---------   ---------

Balance --
 December 31,
 1993                        70,222,800      70,223      (28,146)    (42,027)

Net loss year
 ended
 December 31,
 1994                                                                      0
                              ---------   ---------    ---------   ---------

Balance -
 December 31,
 1994                        70,222,800      70,223      (28,146)    (42,027)

Reverse Split
 1200:1
 August 11,
 1995                       (70,164,281)    (70,164)      70,164

Acquisition of
 MedCare UI
 System
 Assets
 August 14,
 1995                         2,000,000       2,000      298,000

Issued
 pursuant to
 a public


            The accompanying notes are an integral part of
                      these financial statements.
                                  F-9

                      MEDCARE TECHNOLOGIES, INC.
                     (A Development Stage Company)

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                       Through December 31, 1995

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                    Common Stock        Paid In     Development
                                Shares       Amount     Capital     Stage

 offering
 at $.001
 September
 20, 1995                      4,200,000       4,200     625,800

Cost of
 offering                                                (30,000)

Purchase of
 100% of the
 outstanding
 stock of
 Manon
 Consulting, Ltd.
 on October 1,
 1995 -Note 1                                                               0

Issued for cash
 December 31,
 1995                             16,666          17      49,983

Issued for
 services
 December 31,
 1995                             25,000          25      74,975

Net loss year
 ended
 December 31,
 1995                                                               (691,033)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1995                          6,300,185   $   6,301  $1,060,776   $(733,060)

                               =========   =========   =========   =========













            The accompanying notes are an integral part of
                      these financial statements.
                                 F-10

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF CASH FLOWS

         For The Years Ended December 31, 1995, 1994 and 1993
                   From Inception (January 17, 1986)
                       Through December 31, 1995

                                                                   Deficit
                              Year          Year        Year       Accumulated
                              Ended         Ended       Ended      During The
                              December      December    December   Development
                              31, 1995      31, 1994    31, 1993   Stage

Cash Flows From Operating
   Activities:
 Net Loss                     $(691,033)   $       0    $       0  $(733,060)
 Common stock issued
   for services                                                        8,773
Adjustments to Reconcile
   Net Loss to Net Cash
   From Operating
   Activities
 Depreciation                     8,575            0            0      8,575
 Changes in Assets and
     Liabilities
   Accounts Receivable         (    640)           0            0    (   640)
   Organization Costs          (    138)           0            0    (   188)
   Accounts Payable                 978            0            0        978
                              ---------    ---------    ---------  ---------
   Total Adjustments           (  8,775)           0            0    (17,498)
                              ---------    ---------    ---------  ---------

 Net Cash Flows from
   Operating Activities        (682,258)           0            0   (715,560)

Cash Flows From Investing
   Activities
 Purchase of Property and
   Equipment                   ( 20,902)           0            0   ( 20,902)
                              ---------    ---------    ---------  ---------

 Net Cash Provided for
   Investing Activities        ( 20,902)           0            0   ( 20,902)

Cash Flows From Financing
   Activities
 Issuance of Common
  Stock                         755,000            0            0    796,450
 Offering Costs                ( 30,000)           0            0   ( 38,146)
 Notes Payable                   23,135            0            0     23,135
                              ---------    ---------    ---------  ---------

Net Cash Flows from
   Financing Activities         748,135            0            0    781,439
                              ---------    ---------    ---------  ---------

Net Increase in Cash             44,975            0            0     44,975

Cash and Cash Equivalents
 Beginning of Period                  0            0            0          0

Cash and Cash Equivalents
 End of Period                $  44,975    $       0    $       0  $  44,975
                              =========    =========    =========  =========

         The accompanying notes are an integral part of these
                         financial statements.
                                 F-11

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF CASH FLOWS

          For The Year Ended December 31, 1995, 1994 and 1993
                   From Inception (January 17, 1986)
                       Through December 31, 1995

Supplemental Information

Non-Cash Financing
 Intangible Assets
   Purchased With
   Common Stock                $ 300,000   $       0    $       0  $ 300,000
                               =========   =========    =========  =========


Interest Paid                  $       0           0            0          0
                               =========   =========    =========  =========


Income Taxes Paid              $       0           0            0          0
                               =========   =========    =========  =========































         The accompanying notes are an integral part of these
                         financial statements.
                                 F-12

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1995, 1994 and 1993

NOTE 1 -  ORGANIZATION
          ------------

     MedCare Technologies, Inc. (The Company), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., under the laws of the State of Utah on January 17, 1986 with a authorized capital of 50,000,000 common shares with a par value of $.001. On Februar 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware Corporation, in which Multi-Spectrum Group, Inc. would be dissolved and the name of Santa Lucia Funding, Inc. would be changed to Multi-Spectrum Group, Inc.
     The Company authorized a reverse split of 1200:1 to be effective
     August 11, 1995. On August 28, 1995, the Company approved an increase in the authorized capital to 101,000,000 of which 100,000,000 shares shall be Common Stock with a par value of $.001 and 1,000,000 shares shall be Preferred Stock with a par value of $.25 per share, and a name change to MedCare Technologies, Inc. The Company has been inactive since January 1, 1990. The Company has had no revenues nor incurred any operating expenses during the inactive period.

     On November 13, 1992, the Company issued 8,772,800 shares of its common stock to Group of Five, Inc. in exchange for services rendered @.001 per share or $8,773.

     On August 11, 1995, the Stockholders authorized a reverse split of 1200:1 reducing the outstanding common shares to 58,519.

     On April 26, 1995, the Company purchased 100% of the outstanding shares of MedCare Technologies Corporation, a Nevada corporation that was incorporated on April 26, 1995 for $1.00. MedCare Technologies Corporation will be a wholly owned subsidiary of the company.

     On August 14, 1995, the Company, through its wholly owned subsidiary, MedCare Technologies Corporation, acquired the MedCare UI System assets in exchange for 2,000,000 shares of the Company's common stock at $0.15 for a total value of $300,000. The exchange transaction was accounted for as a reverse acquisition.

     On September 20, 1995, the Company authorized in a 504D Disclosure Memorandum, 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

     On October 1, 1995, the Company purchased 100% of the outstanding shares of Manon Consulting, Ltd. Manon Consulting, Ltd. will be a wholly owned subsidiary of the Company.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1995, 1994 and 1993

NOTE 1 -  ORGANIZATION (CONTINUED)
          ------------------------

     Manon Consulting, Ltd. operates a clinic in Calgary, Canada. Since its purchase by the Company, it has been partially responsible for the development of the MedCare program.

     The following is a condensed balance sheet of Manon Consulting, Ltd. at October 31, 1995.

          Total Assets                            $12,558
                                                  =======
          Total Liabilities                       23,841
          Total Capital
               Common Stock                             7
               Retained Earnings -A Deficit       (11,290)
                                                  -------
          Total Liabilities and Capital           $12,558
                                                  =======

     The Company paid $7 for the outstanding common stock and assumed liabilities in excess of assets of $11,290. The excess was charged to operations during the current year.

     On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash.

     On December 31, 1995, the Company issued 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

     The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom during the inactive period. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern.

     The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon a successful purchase and financing of a business and its ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determine at this time. During the next year the Company plans to raise sufficient capital by means of additional public offerings. It is the Company belief that this can be accomplished and that the Company will be a viable entity.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1995, 1994 and 1993


Note 2 -  SIGNIFICANT ACCOUNTING POLICIES
          -------------------------------

     A.   Method of Accounting
          --------------------

          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

     B.   Cash and Cash Equivalents
          -------------------------

          The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C.   Principles of Consolidation
          ---------------------------

          The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MedCare Technologies Corporation and Manon Consulting, Ltd. Intercompany transactions have been eliminated in consolidation.

     D.   Equity Method
          -------------

          Investments in companies have been included in the financial report using the equity method of accounting. The Company's wholly owned subsidiaries, MedCare Technologies Corporation and Manon Consulting, Ltd., are engaged in the business of medical consulting and services in Canada and the United States.

     E.   Deferred Charges
          ----------------

          The Company has deferred all start up costs from January 1, 1995 to September 30, 1995 amounting to $542,706. The total amount was charged to operations during the year ended December 31, 1995.

     F.   Organizational Expenses
          -----------------------

          Organizational expenses represent legal and filing fees. The Company is amortizing its organization costs over sixty (60) months using the straight line method.

     G.   Property and Equipment
          ----------------------

          Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives as follows:

               Office Equipment         3 to 5 years
               Medical Equipment        3 to 5 years

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1995, 1994 and 1993

     I.   Property and Equipment (Continued)
          ----------------------------------

          Depreciation charged to expense during the period was $718.

     H.   Income Taxes
          ------------

          There has been no provision for income taxes, because of the losses that the Company has incurred to date. The Company has net operating losses that will expire beginning with the year 2002 through 2007, in the amount of $575,960, unless utilized by the Company.

     I.   Earnings or (Loss) Per Share
          ----------------------------

          Earnings or loss per share is computed using the weighted average number of shares of common stock outstanding.

     H.   Leases
          ------

          The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408-400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices are rented on a month-to-month basis for $160 per month.

          The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Street, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately Canadian $400 per month.

NOTE 3 -  MEDCARE UI SYSTEM
          -----------------

          On August 14, 1995, the Company acquired The MedCare UI System in exchange for 2,000,000 shares of common stock of MedCare Technologies, Inc. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company has developed The MedCare UI System (Urinary Incontinence) that significantly reduces or completely eliminates the majority of UI cases using a program that takes into account the clinical,

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1995, 1994 and 1993


NOTE 3 -  MedCare UI Systems (Continued)
          ------------------------------

          cognitive, functional and residential status of the patient. The Company intends to amortize the cost of the system over 15 years beginning with the first year in which commercial sales occur. Such amortization will result in charges against earnings of $20,000 per year of each of the years.

NOTE 4 -  NOTES PAYABLE
          -------------

          The Company has loans payable to officers of related companies that are paid back as cash flows allow. The notes are demand notes with no interest rates currently applicable.

NOTE 5 -  TRANSACTIONS WITH RELATED PARTIES
          ---------------------------------

          Notes payable represent advance from related officers that are paid back as cash flows allow. The notes are demand notes with no interest rates currently applicable.

                                CONTENTS


Consolidated Balance Sheet at June 30, 1996
     and 1995- - - - - - - - - - - - - - - - - - - - - - - - - -  F19-F20

Consolidated Statement of Operations for the six
     months ended June 30, 1996, 1995 and 1994 - - - - - - - - -     F-21

Consolidated Statement of Stockholders' Equity from inception (January 17, 1986) through June 30, 1996 - - - - - - - - - - - - - - - - - - - - - - - F22-F26

Consolidated Statement of Cash Flows for the six
     months period ended June 30, 1996, 1995 and 1994 - - - - -   F27-F28

Notes to Consolidated Financial Statements  - - - - - - - - - -   F29-F33

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                  Interim Consolidated Balance Sheet
                        June 30, 1996 and 1995
                              (Unaudited)

                                ASSETS
                                                     June 30,       June 30,
                                                      1996            1995
Current Assets
 Cash                                               $    6,821              0
Accounts Receivable                                      7,287              0
Prepaid Expense                                            658              0
                                                    ----------     ----------
Total Current Assets                                    14,766              0

Property And Equipment - Note 2
 Office Equipment                                        4,103              0
Medical Equipment                                       16,799              0
                                                    ----------     ----------
                                                        20,902              0
Less Accumulated Depreciation                           12,863              0
                                                    ----------     ----------
Net Book Value                                           8,039              0

Other Assets
 Organization Costs (Net Of Amortization)                  188             50
 Intangible Assets -
    MedCare UI System - Note 3                         300,000              0
                                                    ----------     ----------
Total Other Assets                                     300,170             50
                                                    ----------     ----------

Total Assets                                        $  322,975             50
                                                    ==========      ==========











         The accompanying notes are an integral part of these
                         financial statements.
                                 F-19

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                      CONSOLIDATED BALANCE SHEET
                        June 30, 1996 and 1995
                              (UNAUDITED)

                 LIABILITIES AND STOCKHOLDERS' EQUITY


                                                     June 30,       June 30,
                                                      1996            1995
Current Liabilities
 Accounts Payable                                  $    2,153     $        0
 Notes Payable - Officers - Note 4  & 5                23,135              0
                                                   ----------     ----------
 Total Current Liabilities                             25,288              0

Total Liabilities                                      25,288              0

Stockholders' Equity
 Preferred Stock, $0.25 Par Value
 1,000,000 Authorized; Issued And
 Outstanding - None                                         0              0

Common Stock, Par Value $0.001
 Authorized 100,000,000 Shares;
 Issued And Outstanding, 6,335,185
 At June 30, 1996, and  70,222,800
 At June 30, 1995                                       6,336         70,223
Additional Paid-In Capital                          1,165,741        (28,146)
Deficit Accumulated During The
 Development Stage                                   (874,390)       (42,027)
                                                   ----------     ----------
Total Stockholders' Equity                            297,687             50
                                                   ----------     ----------

Total Liabilities And
 Stockholders' Equity                              $  322,975     $       50
                                                   ==========     ==========













         The accompanying notes are an integral part of these
                         financial statements.
                                 F-20

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                 CONSOLIDATED STATEMENT OF OPERATIONS

       For The Six Months Period Ending June 30, 1996, and 1994
                 And From Inception (January 17, 1986)
                        Through June 30, 1996
                              (Unaudited)


                              Six           Six         Six
                              Months        Months      Months     Deficit
                              Period        Period      Period     Accumulated
                              Ended         Ended       Ended      During The
                              June 30,      June 30,    June 30,   Development
                              1996          1995        1994       Stage

Revenues                     $    4,878    $       0    $       0 $    6,607

Expenses
 General and
   Administrative               146,345            0            0    883,921
                             ----------     --------    --------- ----------

 Total Expenses                 146,345            0            0    883,921
                             ----------     --------    --------- ----------

Net Operating (Loss)           (141,467)           0            0   (877,314)

Other Income
 Interest Income                    137            0            0      2,924
                             ----------     --------    --------- ----------

Net Loss                     $ (141,330)    $      0    $       0 $ (874,390)
                             ==========     ========    ========= ==========


Net Loss Per Share          $     (0.02)    $    NIL    $     NIL $    (0.14)
                                   ====          ===          ===       ====

















            The accompanying notes are an integral part of
                      these financial statements.
                                 F-21


              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

            CONSOLIDATED STATEMENT OF  STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                         Through June 30, 1996
                              (Unaudited)



                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                   Common Stock         Paid In     Development
                               Shares       Amount      Capital     Stage

Balance --
 January 17,
 1986                                  0   $       0    $      0    $      0

Issued to
 officers and
 directors
 at $.002
 per share                     2,500,000       2,500       2,500

Issued
 pursuant to
 a public
 offering
 at $.01                       3,645,000       3,645      32,805

Cost of
 offering                                                 (7,946)

Net loss from
 Inception on
 January 17,
 1986 through
 December 31,
 1987                                                                  ( 316)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1987                          6,145,000       6,145      27,359       ( 316)

Escrow fee
 for public
 offering                                                 (  200)

Net loss year
 ended
 December 31,
 1988                                                                ( 1,030)
                                                                   ---------

Balance -
 December 31,
 1988                          6,145,000       6,145      27,159      (1,346)


            The accompanying notes are an integral part of
                      these financial statements.
                                 F-22

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                         Through June 30, 1996
                              (Unaudited)

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                   Common Stock         Paid In     Development
                               Shares       Amount      Capital     Stage

Net loss year
 ended
 December 31,
 1989                                                                (21,707)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1989                          6,145,000       6,145      27,159     (23,053)

Issuance in
 accordance
 with plan of
 merger with
 Multi-
 Spectrum
 Group, Inc.
 February 28,
 1990                         55,305,000      55,305     (55,305)

Net loss year
 ended
 December 31,
 1990 -
 Unaudited                                                           (10,201)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1990                         61,450,000      61,450     (28,146)    (33,254)

Net loss year
 ended
 December 31,
 1991 -
 Unaudited                                                                 0
                               ---------   ---------   ---------   ---------

Balance -
 December 31,
 1991                         61,450,000      61,450     (28,146)    (33,254)

Issued to
 Group of
 Five, Inc.
 November 13,
 1992                          8,772,800       8,773           0           0





            The accompanying notes are an integral part of
                      these financial statements.
                                 F-23

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                         Through June 30, 1996
                               Unaudited

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                    Common Stock        Paid In     Development
                               Shares       Amount      Capital     Stage

Net loss year
 Ended
 December 31,
 1992 -
 Unaudited                                                            (8,773)
                              ---------   ---------    ---------   ---------

Balance --
 December 31,
 1992                        70,222,800      70,223      (28,146)    (42,027)

Net loss year
 ended
 December 31,
 1993                                                                      0
                              ---------   ---------    ---------   ---------

Balance --
 December 31,
 1993                        70,222,800      70,223      (28,146)    (42,027)

Net loss year
 ended
 December 31,
 1994                                                                      0
                              ---------   ---------    ---------   ---------

Balance -
 December 31,
 1994                        70,222,800      70,223      (28,146)    (42,027)

Reverse Split
 1200:1
 August 11,
 1995                       (70,164,281)    (70,164)      70,164

Acquisition of
 MedCare UI
 System
 Assets
 August 14,
 1995                         2,000,000       2,000      298,000

Issued
 pursuant to
 a public


            The accompanying notes are an integral part of
                      these financial statements.
                                 F-24

                      MEDCARE TECHNOLOGIES, INC.
                     (A Development Stage Company)

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                         Through June 30, 1996
                               Unaudited

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                   Common Stock         Paid In     Development
                               Shares       Amount      Capital     Stage

 offering
 at $.001
 September
 20, 1995                      4,200,000       4,200     625,800

Cost of
 offering                                                (30,000)

Purchase of
 100% of the
 outstanding
 stock of
 Manon
 Consulting, Ltd.
 on October 1,
 1995 -Note 1                                                               0

Issued for cash
 December 31,
 1995                             16,666          17      49,983

Issued for
 services
 December 31,
 1995                             25,000          25      74,975

Net loss year
 ended
 December 31,
 1995                                                               (691,033)
                               ---------   ---------   ---------   ---------

Balance --
 December 31,
 1995                          6,300,185   $   6,301  $1,060,776   $(733,060)

Issued For Cash
  March 31, 1996                  12,000          12       35,988

Issued For Cash
 June 30, 1996                    23,000          23       68,977


            The accompanying notes are an integral part of
                      these financial statements.
                                 F-25

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   From Inception (January 17, 1986)
                         Through June 30, 1996
                              (Unaudited)

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                                   Common Stock         Paid In     Development
                               Shares       Amount      Capital     Stage

Net loss for
 the six months
 period ended
 June 30, 1196                                                     $(141,330)
                               ---------   ---------    ---------  ---------

Balance-
 June 30, 1996                 6,335,185   $   6,336   $1,165,741  $(874,390)
                               =========   =========    =========  =========



            The accompanying notes are an integral part of
                      these financial statements.
                                 F-26

                      MEDCARE TECHNOLOGIES, INC.
                    ( A Development Stage Company)

                 CONSOLIDATED STATEMENT OF CASH FLOWS
         For The Six Months Period Ending June 30, 1996, 1995 and 1994
                   From Inception (January 17, 1986)
                         Through June 30, 1996
                            (Unaudited)

                              Six           Six         Six
                              Months        Months      Months     Deficit
                              Period        Period      Period     Accumulated
                              Ended         Ended       Ended      During The
                              June 30,      June 30,    June 30,   Development
                              1996          1995        1994       Stage

Cash Flows from
   Operating
   Activities:
 Net Loss                     $(141,330)    $      0     $      0  $(874,390)
 Common Stock Issued
   for Services                                                        8,773
 Adjustments to
   Reconcile Net Loss
   to Net Cash From
   Operating Activities
 Depreciation and
   Amortization                   4,306            0            0     12,881
 Changes in Assets
   and Liabilities
   Accounts Receivable           (6,647)           0            0     (7,287)
   Prepaid Expense                 (658)           0            0       (658)
   Organization Costs                 0            0            0       (188)
   Accounts Payable               1,175            0            0      2,153
                              ---------    ---------    ---------  ---------
   Total Adjustments             (1,824)           0            0     15,674
                              ---------    ---------    ---------  ---------

Net Cash Flows from
  Operating Activities         (143,154)           0            0   (858,716)

Cash Flows from Investing
   Activities
 Purchase of Property
   and Equipment                      0            0            0    (20,902)
                              ---------    ---------    ---------  ---------

Net Cash Provided for
 Investing Activities                 0            0            0    (20,902)

Cash Flows from Financing
   Activities
 Issuance of Common
   Stock                        105,000            0            0    863,304
 Notes Payable                        0            0            0     23,135
                              ---------    ---------    ---------  ---------

Net Cash Flows from
 Financing Activities           105,000            0            0    886,439
                              ---------    ---------    ---------  ---------

Cash and Cash Equivalents
 Beginning of Period             44,975            0            0          0

Cash and Cash Equivalents
 End Of The Period            $   6,821    $       0    $       0  $   6,821
                              =========    =========    =========  =========


            The accompanying notes are an integral part of
                      these financial statements.
                                 F-27

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                 CONSOLIDATED STATEMENT OF CASH FLOWS

     For The Six Months Period Ended June 30, 1996, 1995 and 1994
                   From Inception (January 17, 1986)
                         Through June 30, 1996
                              (Unaudited)

Supplemental Information

Non-Cash Financing
 Intangible Assets
 Purchased with Common
 Stock                         $ 300,000   $       0    $       0   $ 300,000
                               =========   =========    =========   =========

Interest Paid                  $       0   $       0    $       0   $       0
                               =========   =========    =========   =========

Income Taxes Paid              $       0   $       0    $       0   $       0
                               =========   =========    =========   =========



         The accompanying notes are an integral part of these
                         financial statements.
                                 F-28

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1996, 1995 and 1994
                              (Unaudited)


Note 1 -  Organization
          ------------

     MedCare Technologies, Inc. (The Company), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., under the laws of the State of Utah on January 17, 1986 with a authorized capital of 50,000,000 common shares with a par value of $0.001. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware Corporation, in which Multi-Spectrum Group, Inc. would be dissolved and the name of Santa Lucia Funding, Inc. would be changed to Multi-Spectrum Group, Inc. The Company authorized a reverse split of 1200:1 to be effective August 11, 1995. On August 28, 1995, the Company approved an increase in the authorized capital to 101,000,000 of which 100,000,000 shares shall be Common Stock with a par value of $.001 and 1,000,000 shares
     shall be Preferred Stock with a par value of      $0.25 per share, and
     a name change to MedCare Technologies, Inc. The Company has been inactive since January 1, 1990. The Company has had no revenues nor incurred any operating expenses during the inactive period.

     On November 13, 1992, the Company issued 8,772,800 shares of its common stock to Group of Five, Inc. in exchange for services rendered $.001 per share or $8,773.

     On August 11, 1995, the Stockholders authorized a reverse split of 1200:1 reducing the outstanding common shares to 58,519.

     On April 26, 1995, the Company purchased 100% of the outstanding shares of MedCare Technologies Corporation, a Nevada corporation that was incorporated on April 26, 1995 for $1.00. MedCare Technologies Corporation will be a wholly owned subsidiary of the company.

     On August 14, 1995, the Company, through its wholly owned subsidiary, MedCare Technologies Corporation, acquired the MedCare UI System assets in exchange for 2,000,000 shares of the Company's common stock at $0.15 for a total value of $300,000. The exchange transaction was accounted for as a reverse acquisition.

     On September 20, 1995, the Company authorized in a 504D Disclosure Memorandum, 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

     On October 1, 1995, the Company purchased 100% of the outstanding shares of Manon Consulting, Ltd. Manon Consulting, Ltd. will be a wholly owned subsidiary of the Company.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1996, 1995 and 1994
                              (Unaudited)

NOTE 1 -  ORGANIZATION (CONTINUED)
          ------------------------

     Manon Consulting, Ltd. operates a clinic in Calgary, Canada. Since its purchase by the Company, it has been partially responsible for the development of the MedCare program.

     The following is a condensed balance sheet of Manon Consulting, Ltd. at October 31, 1995.

          Total Assets                            $12,558
                                                  =======
          Total Liabilities                        23,841
          Total Capital
               Common Stock                             7
               Retained Earnings -A Deficit       (11,290)
                                                  -------
          Total Liabilities and Capital           $12,558
                                                  =======

     The Company paid $7 for the outstanding common stock and assumed liabilities in excess of assets of $11,290. The excess was charged to operations during the current year.

     On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash.

     On December 31, 1995, the Company issued 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

     On March 31, 1996, the Company issued 12,000 shares of its common stock for $36,000 cash.

     On June 30, 1996, the Comany issued 23,000 shares of its common stock for $69,000 cash.

     The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom during the inactive period. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern.

     The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1996, 1995 and 1994
                              (Unaudited)

NOTE 2  - ORGANIZATION (CONTINUED)
          ------------------------


          the Company as a going concern, is dependent upon a successful purchase and financing of a business and its ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determine at this time.
          During the next year the Company plans to raise sufficient capital by means of additional public offerings. It is the Company belief that this can be accomplished and that the Company will be a viable entity.

Note 2 -  Significant Accounting Policies
          -------------------------------

     A.   Method Of Accounting
          --------------------

          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

     B.   Cash and Cash Equivalents
          -------------------------

          The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C.   Principles Of Consolidation
          ---------------------------

          The accompanying consolidated financial statements include the accounts of the Company and it's wholly owned subsidiary, Manon Consulting, Ltd. Intercompany transactions have been eliminated in consolidation.

     D.   Equity Method
          -------------

          Investments in companies have been included in the financial report using the equity method of accounting. The Company's wholly owned subsidiaries, MedCare Technologies Corporation and Manon Consulting, Ltd., are engaged in the business of medical consulting and services in Canada and the United States.

     E.   Deferred Charges
          ----------------

          The Company has deferred all start up costs from January 1, 1995 to September 30, 1995 amounting to $542,706. The total amount was charged to operations during the year ended December 31, 1995.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1996, 1995 and 1994
                              (Unaudited)

NOTE 2  - ORGANIZATION (CONTINUED)
          ------------------------

     F.   Organizational Expenses
          -----------------------

          Organizational expenses represent legal and filing fees. The Company is amortizing its organization costs over sixty (60) months using the straight line method.

     G.   Property and Equipment
          ----------------------

          Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives as follows:

               Office Equipment         3 to 5 years
               Medical Equipment        3 to 5 years

          Depreciation charged to expense during the period was $4,288.

     H.   Income Taxes
          ------------

          There has been no provision for income taxes, because of the losses that the Company has incurred to date. The Company has net operating losses that will expire, beginning with the years 2002 through 2008, in the amount of $717,290, unless utilized by the Company.

     I.   Earnings or (Loss) Per Share
          ----------------------------

          Earnings or loss per share is computed using the weighted average number of shares of common stock outstanding.

     H.   Leases
          ------

          The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408-400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices are rented on a month-to-month basis for $160 per month.

          The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Street, S.W., Calgary, Alberta,

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1996, 1995 and 1994
                              (Unaudited)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
          -------------------------------------------

          Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately Canadian $400 per month.

NOTE 3 -  MEDCARE UI SYSTEM
          -----------------

          On August 14, 1995, the Company acquired the MedCare UI System in exchange for 2,000,000 shares of common stock of MedCare Technologies, Inc. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company has developed The MedCare UI System (Urinary Incontinence) that significantly reduces or completely eliminates the majority of UI cases using a program that takes into account the clinical, cognitive, functional and residential status of the patient. The Company intends to amortize the cost of the system over 15 years beginning with the first year in which commercial sales occur. Such amortization will result in charges against earnings of $20,000 per year for each of the years.

NOTE 4 -  NOTES PAYABLE
          -------------

          The Company has loans payable to officers of related companies that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable.

NOTE 5 -  TRANSACTIONS WITH RELATED PARTIES
          ----------------------------------

          Notes payable represent advance from related officers that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable.

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                               Lisle, IL




                   Consolidated Financial Statements
          For The Nine Months Period Ended September 30, 1996

                              (Unaudited)

                               CONTENTS

                              (Unaudited)


Consolidated Balance Sheet at September 30, 1996
     and 1995  - - - - - - - - - - - - - - - - - - - - - - - - - -  2 - 3

Consolidated Statement of Operations for the nine
     months ended September 30, 1996, 1995 and 1994- - - - - - - -      4

Consolidated Statement of Stockholders' Equity
     from inception (January 17, 1986) through
     September 30, 1996 - - - - - - - - - - - - - - - - - - - - -   5 - 8

Consolidated Statement of Cash Flows for the nine months ended September 30, 1996, 1995 and 1994 - - - - - - - 9 - 10

Notes to Consolidated Financial Statements - - - - - - - - - - -  11 - 14

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                      Consolidated Balance Sheet
                      September 30, 1996 and 1995
                              (Unaudited)

                                ASSETS

                                                   September 30, September 30,
                                                      1996            1995
Current Assets
Cash                                                $  140,891     $   57,294
Accounts Receivable                                      7,287              0
Subscription Receivable                                 19,000
Prepaid Expense                                         17,450              0
                                                    ----------     ----------
Total Current Assets                                   184,628         57,294

Property And Equipment - Note 2
Office Equipment                                         4,103              0
Medical Equipment                                       16,799              0
                                                    ----------     ----------
                                                        20,902              0
Less Accumulated Depreciation                           12,863              0
                                                    ----------     ----------
Net Book Value                                           8,039              0

Other Assets
Organization Costs (Net Of Amortization)                   170             50
Deferred Charges -
Intangible Assets - MedCare UI System
 - Note 3                                              300,000        300,000
                                                    ----------     ----------
Total Other Assets                                     300,170        300,050
                                                    ----------     ----------
Total Assets                                        $  492,837     $  357,344
                                                    ==========     ==========





    The accompanying notes are an integral part of these financial statements.
                               -Page 2-

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                      Consolidated Balance Sheet
                      September 30, 1996 and 1995
                              (Unaudited)

                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   September 30, September 30,
                                                      1996            1995
CURRENT LIABILITIES
Accounts Payable                                   $    9,429     $        0
Notes Payable - Officers - Note 4 & 5                  23,135              0
                                                   ----------     ----------
Total Current Liabilities                              32,564              0

Total Liabilities                                      32,564              0

Stockholders' Equity
 Preferred Stock, $0.25 Par Value
 1,000,000 Authorized; Issued And
 Outstanding - None                                         0              0

Common Stock, Par Value $0.001
 Authorized 100,000,000 Shares;
 Issued And Outstanding, 6,400,185
 At September 30, 1996, and  6,258,519
 At September 30, 1995                                  6,401          6,259
Additional Paid-In Capital                          1,452,676        935,818
Deficit Accumulated During The
 Development Stage                                   (998,804)      (584,733)
                                                   ----------     ----------
Total Stockholders' Equity                            460,273        357,344
                                                   ----------     ----------
Total Liabilities And Stockholders' Equity         $  492,837     $  357,344
                                                   ==========     ==========












    The accompanying notes are an integral part of these financial statements.

                              - Page 3 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

                 Consolidated Statement of Operations
  For The Nine Months Period Ended September 30, 1996, 1995, and 1994
                 And From Inception (January 17, 1986)
                      Through September 30, 1996
                              (Unaudited)

                              Nine          Nine        Nine
                              Months        Months      Months     Deficit
                              Period        Period      Period     Accumulated
                              Ended         Ended       Ended      During The
                              September     September   September  Development
                              30, 1996      30, 1995    30, 1994   Stage

Revenues                      $   6,758   $       0     $       0 $    8,487

Expenses
 General and
 Administrative                 273,533     587,520             0  1,011,109
                              ---------   ---------     ---------  ---------

Total Expenses                  273,533     587,520             0  1,011,109
                              ---------   ---------     ---------  ---------

Net Operating (Loss)           (266,775)   (587,520)            0 (1,002,622)

Other Income
 Interest Income                  1,031       2,787             0      3,818
                              ---------   ---------     ---------  ---------
Net Loss                      $(265,744)  $(584,733)    $       0  $(998,804)
                              =========   =========     =========  =========


Net Loss Per Share            $ (  0.04)  $  ( 0.09)    $     NIL  $  ( 0.16)
                              =========   =========     =========  =========










    The accompanying notes are an integral part of these financial statements.

                              - Page 4 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)
            Consolidated Statement of  Stockholders' Equity
                   From Inception (January 17, 1986)
                      Through September 30, 1996
                              (Unaudited)

                                                                     Deficit
                                                                     Accumulated
                                                        Additional   During The
                               Common Stock             Paid In      Development
                               Shares       Amount      Capital      Stage

Balance -
  January 17,                          0   $       0    $      0    $      0
 1986

Issued To
 Officers And
 Directors At $0.002
 Per Share                     2,500,000       2,500       2,500

Issued Pursuant
 To A Public Offering
 At $0.01                      3,645,000       3,645      32,805

Cost Of Offering                                          (7,946)

Net Loss From Inception On
 January 17, 1986 Through
 December 31, 1987                                                      (316)
                               ---------   ---------   ---------   ---------
Balance -
 December 31, 1987             6,145,000       6,145      27,359        (316)

Escrow Fee For Public
 Offering                                                   (200)

Net Loss Year
 Ended December 31, 1988                                              (1,030)
                               ---------   ---------   ---------   ---------

Balance -
 December 31, 1988             6,145,000       6,145      27,159      (1,346)

Net Loss Year
 Ended December 31,
1989                                                                 (21,707)
                               ---------   ---------   ---------   ---------

Balance -
 December 31, 1989             6,145,000       6,145      27,159     (23,053)


    The accompanying notes are an integral part of these financial statements.
                              - Page 5 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     (A Development Stage Company)
           Consolidated Statement of  Stockholders' Equity
                   From Inception (January 17, 1986)
                      Through September 30, 1996
                              (Unaudited)

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                               Common Stock             Paid In     Development
                               Shares       Amount      Capital     Stage

Issuance In  Accordance
 With Plan Of Merger With
 Multi-Spectrum Group, Inc.
 February 28, 1990            55,305,000      55,305     (55,305)

Net Loss Year Ended
 December 31, 1990                                                   (10,201)
 Unaudited                     ---------   ---------   ---------   ---------
Balance -
 December 31, 1990            61,450,000      61,450     (28,146)    (33,254)

Net Loss Year Ended
 December 31, 1991                                                         0
 Unaudited                     ---------   ---------   ---------   ---------
Balance -
 December 31, 1991            61,450,000      61,450     (28,146)    (33,254)

Issued To Group Of
Five, Inc.
November 13, 1992              8,772,800       8,773           0           0

Net Loss Year Ended
 December 31, 1992                                                  (  8,773)
 Unaudited                     ---------   ---------   ---------   ---------
Balance -
 December 31, 1992            70,222,800      70,223     (28,146)    (42,027)

Net Loss Year Ended
 December 31, 1993                                                         0
                               ---------   ---------   ---------   ---------

Balance -
 December 31, 1993            70,222,800      70,223     (28,146)    (42,027)

Net Loss Year Ended
 December 31, 1994                                                         0
                               ---------   ---------   ---------   ---------

Balance -
 December 31, 1994            70,222,800      70,223     (28,146)    (42,027)


    The accompanying notes are an integral part of these financial statements.
                              - Page 6 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)
            Consolidated Statement of  Stockholders' Equity
                   From Inception (January 17, 1986)
                      Through September 30, 1996
                              (Unaudited)

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                               Common Stock             Paid In     Development
                               Shares       Amount      Capital     Stage

Reverse Split 1200 : 1
 August 11, 1995            (70,164,281)    (70,164)      70,164

Acquisition Of MedCare
 UI System Assets
 August 14, 1995              2,000,000       2,000      298,000

Pursuant To A Public
 Offering on
 September 20, 1995           4,200,000       4,200      625,800

Cost Of Offering                                         (30,000)

Purchase Of 100 % Of The
 Outstanding Stock Of
 Manon Consulting, Ltd.
 On October 1, 1995
 -Note 1                                                                   0
Issued For Cash
 December 31, 1995               16,666          17       49,983

Issued For Services
 December 31, 1995               25,000          25       74,975

Net Loss Year Ended
 December 31, 1995                                                  (691,033)
                              ---------   ---------    ---------   ---------
Balance -
 December 31, 1995            6,300,185       6,301    1,060,776    (733,060)

Issued For Cash
 March 31, 1996                  12,000          12       35,988

Issued For Cash
 June 30, 1996                   23,000          23       68,977

Issued For Cash
 September 30, 1996              65,000          65      286,935




    The accompanying notes are an integral part of these financial statements.
                              - Page 7 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)
            Consolidated Statement of  Stockholders' Equity
                   From Inception (January 17, 1986)
                      Through September 30, 1996
                              (Unaudited)

                                                                    Deficit
                                                                    Accumulated
                                                        Additional  During The
                               Common Stock             Paid In     Development
                               Shares       Amount      Capital     Stage

Net Loss for the nine
 months period
 ended September 30,
 1996                                                             $ (265,744)
                               ---------   ---------   ---------   ---------


Balance-
 September 30, 1996            6,400,185       6,401    1,452,676 $ (998,804)
                               =========   =========    ========= ==========


















    The accompanying notes are an integral part of these financial statements.
                              - Page 8 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)
                 Consolidated Statement of Cash Flows
  For The Nine Months Period Ended September 30, 1996, 1995 and 1994
                   From Inception (January 17,1986)
                      Through September 30, 1996
                              (Unaudited)

                              Nine          Nine        Nine
                              Months        Months      Months     Deficit
                              Period        Period      Period     Accumulated
                              Ended         Ended       Ended      During The
                              September     September   September  Development
                              30, 1996      30, 1995    30, 1994   Stage

Cash Flows from
 Operating Activities:
 Net Loss                     $(265,744)  $(584,733)    $       0  $(998,804)

Common Stock Issued
 for Services                                                          8,773
  Adjustments to
  Reconcile Net Loss
  to Net Cash From
  Operating Activities
 Depreciation and
  Amortization                    4,306           0             0     12,881
 Changes in Assets and
  Liabilities
   Accounts Receivable          ( 6,647)          0             0   (  7,287)
   Subscription
    Receivable                  (19,000)          0             0   ( 19,000)
   Prepaid Expense              (17,450)          0             0   ( 17,450)
   Organization Costs                 0         (50)            0   (    188)
   Accounts Payable               8,451           0             0      9,429
                              ---------   ---------     ---------  ---------
   Total Adjustments            (30,340)        (50)            0   ( 21,615)
                              ---------   ---------     ---------  ---------

Net Cash Flows from
 Operating Activities          (296,084)   (584,783)            0 (1,011,646)

Cash Flows from
 Investing Activities
 Purchase of Property
  and Equipment                       0    (300,000)            0   (320,902)
                              ---------   ---------     ---------  ---------
Net Cash Provided for
 Investing Activities                 0    (300,000)            0   (320,902)

Cash Flows from
 Financing Activities
 Issuance of
  Common Stock                  392,000     942,077             0  1,450,304
 Notes Payable                        0           0             0     23,135
                              ---------   ---------     ---------  ---------
Net Cash Flows from
 Financing Activities           392,000     942,077             0  1,473,439
                              ---------   ---------     ---------  ---------

Net Increase in Cash             95,916      57,294             0    140,891

Cash and Cash Equivalents
 Beginning of Period             44,975           0             0          0

Cash and Cash Equivalents
 End of Period                $ 140,981   $  57,294             0  $ 140,891
                              =========   =========     =========  =========

    The accompanying notes are an integral part of these financial statements.
                              - Page 9 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)
                 Consolidated Statement of  Cash Flows
  For The Nine Months Period Ended September 30, 1996, 1995 and 1994
                   From Inception (January 17,1986)
                      Through September 30, 1996
                              (Unaudited)

                              Nine          Nine        Nine
                              Months        Months      Months     Deficit
                              Period        Period      Period     Accumulated
                              Ended         Ended       Ended      During The
                              September     September   September  Development
                              30, 1996      30, 1995    30, 1994   Stage

Supplemental Information

Non-Cash Financing
 Intangible Assets
 Purchased With
 Common Stock                  $       0   $ 300,000    $       0   $ 300,000
                               =========   =========    =========   =========

Interest Paid                  $       0           0            0           0
                               =========   =========    =========   =========


Income Taxes Paid              $       0           0            0           0
                               =========   =========    =========   =========






















    The accompanying notes are an integral part of these financial statements.
                              - Page 10 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

              Notes To Consolidated Financial Statements

                   September 30, 1996, 1995 and 1994
                              (Unaudited)

Note 1- Organization

MedCare Technologies, Inc. (The Company), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., under the laws of the State of Utah on January 17, 1986 with a authorized capital of 50,000,000 common shares with a par value of $0.001. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware Corporation, in which Multi-Spectrum Group, Inc. would be dissolved and the name of Santa Lucia Funding, Inc. would be changed to Multi-Spectrum Group, Inc. The Company authorized a reverse split of 1200:1 to be effective August 11, 1995. On August 28, 1995, the Company approved an increase in the authorized capital to 101,000,000 of which 100,000,000 shares shall be Common Stock with a par value of $.001 and 1,000,000 shares shall be Preferred Stock with a par value of $0.25 per share, and a name change to MedCare Technologies, Inc. The Company has been inactive since January 1, 1990. The Company has had no revenues nor incurred any operating expenses during the inactive period.

On November 13, 1992, the Company issued 8,772,800 shares of its common stock to group of Five, Inc. in exchange for services rendered @ 0.001 per share or $8,773.

On August 11, 1995, the Stockholders authorized a reverse split of 1200:1 reducing the outstanding common shares to 58,519.

On April 26, 1995, the Company purchased 100% of the outstanding shares of MedCare Technologies Corporation, a Nevada corporation that was incorporated on April 26, 1995 for $1.00. MedCare Technologies Corporation will be a wholly owned subsidiary of the company.

On August 14, 1995, the Company, through its wholly owned subsidiary, MedCare Technologies Corporation, acquired the MedCare UI System assets in exchange for 2,000,000 shares of the Company's common stock at $0.15 for a total value of $300,000. The exchange transaction was accounted for as a reverse acquisition.

On September 20, 1995, the Company authorized in a 504D Disclosure Memorandum, 4,200,000 shares of it's common stock at a offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

On October 1, 1995, the Company purchased 100% of the outstanding shares of Manon Consulting, Ltd. Manon Consulting, Ltd. will be a wholly owned subsidiary of the Company.

Manon Consulting, Ltd. operates a clinic in Calgary, Canada. Since its purchase by the Company, it has been partially responsible for the development of the MedCare program.








                              - Page 11 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

              Notes To Consolidated Financial Statements

                   September 30, 1996, 1995 and 1994
                              (Unaudited)

The following is a condensed balance sheet of Manon Consulting, Ltd. at October 31, 1995.

          Total Assets                              $ 12,558
                                                     =======
          Total Liabilities                           23,841
          Total Capital
            Common Stock                                   7
            Retained Earnings-A Deficit             (11,290)
                                                     -------
          Total Liabilities and Capital             $ 12,558
                                                     =======

The Company paid $7 for the outstanding common stock and assumed liabilities in excess of assets of $11,290. The excess was charged to operations during the current year.

On December 31, 1995, the Company issued 16,666 shares of it's common stock for $50,000 cash.

On December 31, 1995, the Company issued 25,000 shares of it's common stock in exchange for consulting services for a total value of $75,000.

On March 31, 1996, the Company issued 12,000 shares of its common stock for $36,000 cash.

On June 30, 1996 , the Company issued 23,000 shares of its common stock for $69,000 cash.

On September 30, 1996, the Company issued 65,000 shares of its common stock for $287,000 cash.

The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of it's present efforts in securing and establishing a new business, and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom during the inactive period. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon a successful purchase and financing of a business and its ability to establish itself as profitable business. The Company's ability to achieve these objectives cannot be determined at this time. During the next year the Company plans to raise sufficient capital by means of additional public offerings. It is the Company belief that this can be accomplished and that the Company will be a viable entity.



                              - Page 12 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

              Notes To Consolidated Financial Statements

                   September 30, 1996, 1995 and 1994
                              (Unaudited)


Note 2 - Significant Accounting Policies

A.   Method Of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

B.   Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

C.   Principles Of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and it's wholly owned subsidiary, Manon Consulting, Ltd. Intercompany transactions have been eliminated in consolidation.

D.        Equity Method

Investments in companies have been included in the financial report using the equity method of accounting. The Company's wholly owned subsidiaries, MedCare Technologies Corporation and Manon Consulting, Ltd., are engaged in the business of medical consulting and services in Canada and the United States.

E.   Deferred Charges

The Company has deferred all start up costs from January 1, 1995 to September 30, 1995 amounting to $542,706. The total amount was charged to operations during the year ended December 31, 1995.

F.   Organizational Expenses

Organizational expenses represent legal and filing fees. Upon commencement of planned principal operations, the Company will amortize its organization costs over sixty (60) months using the straight line method.

G.   Property And Equipment

Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives as follows:

     Office Equipment         3 To 5 years
     Medical Equipment        3 To 5 years

Depreciation charged to expense during the period was $4,288.

                              - Page 13 -

              MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                    ( A Development Stage Company)

              Notes To Consolidated Financial Statements

                   September 30, 1996, 1995 and 1994
                              (Unaudited)

H.   Income Taxes

There has been no provision for income taxes, because of the losses that the Company has incurred to date. The Company has net operating losses that will expire, beginning with the years 2002 through 2008, in the amount of $841,704, unless utilized by the Company.

I.   Earnings or (Loss) Per Share

Earnings or loss per share is computed using the weighted average number of shares of common stock outstanding.

J.   Leases

The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408 - 400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices are rented on a month-to-month basis for $160 per month.

The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Street, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for seniors. The rent on this facility is approximately Canadian $400 per month.

Note 3 - MedCare UI System

On August 14, 1995, the Company acquired the MedCare UI System in exchange for 2,000,000 shares of common stock of MedCare Technologies, Inc. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company has developed The MedCare UI System (Urinary Incontinence) that significantly reduces or completely eliminates the majority of UI cases using a program that takes into account the clinical, cognitive, functional and residential status of the patient. The Company intends to amortize the cost of the system over 15 years beginning with the first year in which commercial sales occur. Such amortization will result in charges against earnings of $20,000 per year for each of the years.

Note 4 - Notes Payable

The Company has loans payable to officers of related companies that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable.

Note 5 - Transactions With Related Parties

Notes payable represent advance from related officers that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable.
                              - Page 14 -

                              SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on _____________________, 19____.


                                        MEDCARE TECHNOLOGIES, INC.


                              By ________________________________________
                                        HARMEL S. RAYAT, PRESIDENT


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.



______________________________________       ____________________________
HARMEL S. RAYAT, DIRECTOR                              DATE


______________________________________       ____________________________
KUNDAN S. RAYAT, SECRETARY AND DIRECTOR                DATE


______________________________________       _____________________________
VALERIE BOELDT-UMBRIGHT, DIRECTOR                      DATE


_______________________________________      ____________________________
DIANE NUNZIATO, DIRECTOR                               DATE